Mr. Daniel Morris
Ms. Mara Ransom

Office of Trade & Services

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

September 16, 2020

Re:	To The Stars Academy of Arts & Science Inc.

Offering Statement on Form 1-A/A

Filed September 2, 2020

File No. 024-11243

Dear Mr. Morris and Ms. Ransom:

On behalf of To The Stars Academy of Arts and Science Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 4:30 p.m., Eastern Time, on September 18, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ Thomas M. DeLonge

Thomas M. DeLonge

Director, Chief Executive Officer, and President